

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2020

Junze Zhang
Chief Executive Officer
Huahui Education Group Ltd
13th Floor, Building B1, Wisdom Plaza
Qiaoxiang Road, Nanshan District
Shenzhen, Guangdong Province, China 518000

> **Re: Huahui Education Group Ltd**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed June 23, 2020**
> **File No. 333-235275**

Dear Mr. Zhang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 19, 2019 letter.

Amendment No. 1 to Registration Statement on Form F-1, filed June 23, 2020

General

1. We note that exhibit 5.1, the legal opinion of Cayman Islands counsel as to validity of the Ordinary Shares, relates to the offer and sale of up to 3,034,900 Ordinary Shares, while you are registering 31,901,900 Ordinary Shares in this offering. Please have counsel revise the legal opinion to opine on the legality of all of the Ordinary Shares you are registering in this offering. See Section II.A.2. of Staff Legal Bulletin 19, available on our public website.

2.   Please tell us why you have not filed any 2018 interim financial statements related to the acquisition of ZDSE, in accordance with Rule 3-05 of Regulation S-X. If interim financial statements for ZDSE are required pursuant to Rule 3-05 of Regulation S-X, please update your registration statement to include these interim financial statements and related disclosures.

3.   Please revise you disclosure on page 7 to clarify that selling shareholders may sell their shares at "prevailing market prices or privately negotiated prices" only if and when the company is quoted on the OTCQB or higher market.

    Please contact Katherine Bagley at (202) 551-2545 or Lilyanna Peyser at (202) 551-3222 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Henry Schlueter